FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2007

HOLMES FINANCING (No 6) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 6) PLC
Profit & Loss Account
Period Ended 16 January 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	28,537	25,998
Interest receivable - Cash collateral
	28,537	25,998

Interest payable - Notes	(28,537)	(25,998)
Interest payable - CSFB
	(28,537)	(25,998)

Net operating income	-	-

Fair value derivative	(156)	119
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	(156)	119

Taxation	47	(36)

Profit on ordinary activities after taxation	(109)	83

Dividend	-	-

Retained profit brought forward	72	(11)

Retained profit carried forward	(37)	72

Holmes Financing (No. 6) PLC
Balance Sheet
Period Ended 16 January 2007

		£'000

Fixed asset investments
Loans to Funding		2,077,278

Current assets
Cash at bank	15
Deferred Tax	16
	32

Creditors: Amounts falling due within one year
Fair value derivative	55
	55

Net current assets		(23)

Total assets less current liabilities		2,077,255

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(2,077,278)

Net assets		(23)

Capital and reserves
Share capital		14
Reserves		(37)
		(23)

Holmes Financing (No. 6) PLC
Notes Outstanding
Period Ended 16 January 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638WAA71	US$	1 month USD Libor
Series 1 Class B	US43638WAB54	US$	3 month USD Libor
Series 1 Class C	US43638WAC38	US$	3 month USD Libor
Series 2 Class A	US43638WAD11	US$	3 month USD Libor
Series 2 Class B	US43638WAE93	US$	3 month USD Libor
Series 2 Class C	US43638WAF68	US$	3 month USD Libor
Series 3 Class A	XS0157152785	EUR	3 month Euribor
Series 3 Class B	XS0157154567	EUR	3 month Euribor
Series 3 Class C	XS0157155291	EUR	3 month Euribor
Series 4 Class A1	US43638WAG42	US$	3 month USD Libor
Series 4 Class A2	CH0015083659	CHF	Fixed Rate
Series 4 Class B	US43638WAH25	US$	3 month USD Libor
Series 4 Class C	US43638WAJ80	US$	3 month USD Libor
Series 5 Class A	XS0157156349	GBP	3 month Sterling Libor
Series 5 Class B	XS0157158048	GBP	3 month Sterling Libor
Series 5 Class C	XS0157158634	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2008	October 2003	0	N/A
Series 1 Class B	April 2008	January 2004	37.5	75
Series 1 Class C	April 2008	January 2004	135	235
Series 2 Class A	April 2008	April 2005	17	N/A
Series 2 Class B	April 2008	July 2005	41	82
Series 2 Class C	April 2008	July 2005	145	245
Series 3 Class A	April 2008	April 2007	24	48
Series 3 Class B	April 2008	July 2007	50	100
Series 3 Class C	April 2008	July 2007	150	250
Series 4 Class A1	April 2008	October 2007	24	48
Series 4 Class A2	April 2008	October 2007	2.50%	35
Series 4 Class B	April 2008	January 2008	52	104
Series 4 Class C	April 2008	January 2008	155	255
Series 5 Class A	April 2008	April 2008	24	48
Series 5 Class B	April 2008	April 2008	52	14
Series 5 Class C	April 2008	April 2008	155	255

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A	Quarterly	15-Apr-2007	Aaa	AAA	AAA
Series 3 Class B	Quarterly	15-Apr-2007	Aa3	AA	AA
Series 3 Class C	Quarterly	15-Apr-2007	Baa2	BBB	BBB
Series 4 Class A1	Quarterly	15-Apr-2007	Aaa	AAA	AAA
Series 4 Class A2	Annually	15-Oct-2007	Aaa	AAA	AAA
Series 4 Class B	Quarterly	15-Apr-2007	Aa3	AA	AA
Series 4 Class C	Quarterly	15-Apr-2007	Baa2	BBB	BBB
Series 5 Class A	Quarterly	15-Apr-2007	Aaa	AAA	AAA
Series 5 Class B	Quarterly	15-Apr-2007	Aa3	AA	AA
Series 5 Class C	Quarterly	15-Apr-2007	Baa2	BBB	BBB

Holmes Financing (No. 6) PLC
Notes Outstanding
Period Ended 16 January 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,500,000,000	$0	$0	$0
Series 1 Class B	$50,000,000	$0	$0	$0
Series 1 Class C	$86,000,000	$0	$0	$0
Series 2 Class A	$1,250,000,000	$0	$0	$0
Series 2 Class B	$42,000,000	$0	$0	$0
Series 2 Class C	$70,000,000	$0	$0	$0
Series 3 Class A	€1,000,000,000	€1,000,000,000	€0	€1,000,000,000
Series 3 Class B	€34,000,000	€34,000,000	€0	€34,000,000
Series 3 Class C	€57,000,000	€57,000,000	€0	€57,000,000
Series 4 Class A1	$1,000,000,000	$1,000,000,000	$0	$1,000,000,000
Series 4 Class A2	CHF 300,000,000	CHF 300,000,000	CHF 0	CHF 300,000,000
Series 4 Class B	$40,000,000	$40,000,000	$0	$40,000,000
Series 4 Class C	$69,000,000	$69,000,000	$0	$69,000,000
Series 5 Class A	£500,000,000	£500,000,000	£0	£500,000,000
Series 5 Class B	£17,000,000	£17,000,000	£0	£17,000,000
Series 5 Class C	£29,000,000	£29,000,000	£0	£29,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 3 Class A	CSFB		Aa3 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class B	CSFB		Aa3 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class C	CSFB		Aa3 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A1	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A2	UBS		Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1 / F1
Series 4 Class B	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class C	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 5 Class A	GBP - n/a
Series 5 Class B	GBP - n/a
Series 5 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period Ended 16 January 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	215,529	178,752
Interest receivable - Cash Deposits	32,702	28,674
Gain/(Loss) on fair value of interest rate swap	64,074	(2,508)
	312,305	204,918

Interest payable - Inter-company loans	(210,626)	(188,809)
Interest payable - Start up loans	-	-
	(210,626)	(188,809)

Net operating income	101,679	16,109

Other income	7,019	6,638
Provisions	(430)	(1,005)
Expenses	(4,068)	(3,954)
Start up costs amortisation	(2,229)	(1,748)
Deferred consideration	(37,898)	(18,549)

Profit/(loss) on ordinary activities before taxation	64,073	(2,509)

Taxation	(19,221)	752

Profit/(loss) on ordinary activities after taxation	44,852	(1,757)

Dividend	-	-

Retained profit/(loss) brought forward	(2,735)	(978)

Retained profit/(loss) carried forward	42,117	(2,735)

Holmes Funding Limited
Balance Sheet
Period Ended 16 January 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		14,789,816
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	92,850
Deferred expenditure (costs of securing)	12,405
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	280,000
Transaction account	2,805
Funding GIC account	1,550,082
	1,938,142
Creditors: Amounts falling due within one year
Deferred consideration creditor	92,218
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	235,574
Deferred taxation / group relief receivable	17,968
Corporation Taxation	32
	345,792

Net current assets		1,592,350

Total assets less current liabilities		16,382,166

Creditors: Amounts falling due after more than one year
Inter-company loans		(16,340,049)
Start up loans		-

Net assets		42,117

Capital and reserves
Share capital (£2)		-
Reserves		42,117
		42,117

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 16 January 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			1,550,233

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	272,000		-	-

Initial closing reserve funds	272,000		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	8,000		-	-
Closing reserve balance	280,000		-	-

Target reserve funds	280,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 16 January 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	410,079	397,594
Interest receivable - Cash Deposits	6,423	6,768
	416,502	404,362

Interest payable - Mortgages	(410,079)	(397,594)
Interest payable - Cash Deposits	(6,423)	(6,768)
	(416,502)	(404,362)

Net operating income	-	-

Fees receivable	7,772	8,060
Fees payable	(7,772)	(8,060)

Operating expenses	(4,380)	(3,992)
Provision charges	(3,888)	2,140
Other income	8,268	1,852

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 16 January 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,588,536

Current assets
Bank interest receivable	1,230
Cash at bank	342,675
Amounts due from Seller	26,445
Other debtors
Accrued interest receivable	65,147
	435,497

Creditors: Amounts falling due within one year
Amounts due to Funding	92,850
Sundry creditors	-
	92,850

Net current assets		342,647

Total assets less current liabilities		29,931,183

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(14,798,719)
Funding share of mortgage loans		(14,789,817)

Seller share of cash at bank		(342,675)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 1 March 2007	By / s / Jessica Petrie
(Authorised Signatory)